
March 28, 2013

<u>Via E-mail</u>
Martin Shkreli
Chief Executive Officer
Retrophin, Inc.
777 Third Avenue, Suite 22
New York, NY 10017

> **Re:**   **Retrophin, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted on March 15, 2013**
>   **CIK No. 0001438533**

Dear Mr. Shkreli:

Our preliminary review of your confidential draft registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we note the following deficiency:

1. Your financial statements are not current in accordance with Rule 8-08 of Regulation S-X. Please provide updated financials and an updated consent from your independent registered public accounting firm. Please update your disclosure throughout the prospectus to conform, as necessary, to your updated financial information.

If you were to publicly file and request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

        You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Via E-mail
        Evan L. Greebel, Esq.
        Katten Muchin Rosenman LLP